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August 3, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Sun Life of Canada (U.S.) Variable Account F (“Registrant”) (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) (“Depositor”)
Request for Withdrawal of Registration Statement on Form N-4
(File No. 333-168288)
Accession Number: 0000745544-10-000871

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Registrant and Depositor respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above captioned Form N-4 Registration Statement filed with the Commission on July 23, 2010 (the “Registration Statement”). Registrant and Depositor respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Registration Statement has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Registration Statement or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Registration Statement has been distributed.

Respectfully submitted,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:           Rebecca Marquigny, Esquire